Filed by Mirant Corporation

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934, as amended

Subject Company: Mirant Corporation

(Commission File No. 001-16107)

Below is a copy of the presentation that was given by Mirant on its First Quarter 2010 Earnings Results on May 7, 2010

Dickerson Generating Station Mirant Corporation First Quarter 2010 Earnings Results May 7, 2010

Safe Harbor Statement
Forward-Looking Statements
This presentation may contain statements, estimates or projections that constitute “forward-looking statements” as defined under U.S. federal securities laws. In some cases, one can identify forward-looking statements by terminology such as “will,” “expect,” “plan,” “lead,” “project” or the negative of these terms or other comparable terminology. Forward-looking statements are subject to certain risks and uncertainties that could cause actual results to differ materially from Mirant’s historical experience and our present expectations or projections. These risks include, but are not limited to: (i) legislative and regulatory initiatives relating to the electric utility industry; (ii) changes in, or changes in the application of, environmental or other laws; (iii) failure of our assets to perform as expected, including due to outages for unscheduled maintenance or repair; (iv) changes in market conditions or the entry of additional competition in our markets; (v) the expected timing and likelihood of completion of the proposed merger with RRI Energy, including the timing, receipt and terms and conditions of required stockholder, governmental and regulatory approvals that may reduce anticipated benefits or cause the parties to abandon the merger; the ability of the parties to arrange debt financing in an amount sufficient to fund the refinancing contemplated in, and on terms consistent with, the Merger Agreement; the diversion of management’s time and attention from our ongoing business during the time we are seeking to complete the merger; the ability to maintain relationships with employees, customers and suppliers; the ability to integrate successfully the businesses and realize cost savings and any other synergies; and the risk that credit ratings of the combined company or its subsidiaries may be different from what the companies expect; and (vi) those factors contained in our periodic reports filed with the SEC, including in our Annual Report on Form 10-K for the year ended December 31, 2009 and our Quarterly Report on Form 10-Q for the
period ended March 31, 2010. The forward-looking information in this document is given as of this date only, and Mirant assumes no duty to update this information.
Additional Information and Where To Find It
This communication does not constitute an offer to sell or the solicitation of an offer to buy any securities or a solicitation of any vote or approval nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. In connection with the proposed merger between RRI Energy and Mirant, RRI Energy will file with the SEC a Registration Statement on Form S-4 that will include a joint proxy statement of RRI Energy and Mirant that also constitutes a prospectus of RRI Energy. RRI Energy and Mirant will mail the joint proxy statement/prospectus to their respective shareholders. RRI Energy and Mirant urge investors and shareholders to read the joint proxy statement/prospectus regarding the proposed merger when it becomes available, as well as other documents filed with the SEC, because they will contain important information. You may obtain copies of all documents filed with the SEC regarding this transaction, free of charge, at the SEC’s website (www.sec.gov). You may also obtain these documents, free of charge, from RRI Energy’s website (www.rrienergy.com) under the tab “Investor Relations” and then under the heading “Company Filings.” You may also obtain these documents, free of charge, from Mirant’s website (www.mirant.com) under the tab “Investor Relations” and then under the heading “SEC Filings.”

Safe Harbor Statement
Participants in The Merger Solicitation
RRI Energy, Mirant, and their respective directors, executive officers and certain other members of management and employees may be soliciting proxies from RRI Energy and Mirant shareholders in favor of the merger and related matters. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of RRI Energy and Mirant shareholders in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about RRI Energy’s executive officers and directors in its definitive proxy statement filed with the SEC on April 1, 2010. You can find information about Mirant’s executive officers and directors in its definitive proxy statement filed with the SEC on March 26, 2010 and supplemented on April 28, 2010. Additional information about RRI
Energy’s executive officers and directors and Mirant’s executive officers and directors can be found in the above-referenced Registration Statement on Form S-4 when it becomes available. You can obtain free copies of these documents from RRI Energy and Mirant using the contact information above.
Non-GAAP Financial Information
The following presentation includes certain “non-GAAP financial measures” as defined in Regulation G under the Securities Exchange Act of 1934. A schedule is attached hereto and is posted on the Company’s website at mirant.com (in the Investor Relations - Presentations section) that reconciles the non-GAAP financial measures included in the following presentation to the most directly comparable financial measures calculated and presented in accordance with Generally Accepted Accounting Principles. In addition, the Company has included a more detailed description of each of the non-GAAP financial measures used in this presentation, together with a discussion of the usefulness and purpose of these measures as
Exhibit 99.2 to the Company’s Current Report on Form 8-K furnished to the SEC with its earnings press release.

Highlights
On April 11, 2010, Mirant and RRI Energy announced that the
companies would merge to form GenOn Energy
Creation of GenOn Energy will deliver significant value to stockholders
Strategic rationale for the transaction
Significant near-term value creation driven by annual cost savings of $150 million to be fully realized starting in January 2012
Strengthened balance sheet and enhanced financial flexibility
Increased scale and geographic diversity across key regions
Well positioned to benefit from improvement in market
fundamentals
Merger is expected to close by the end of 2010
Operational Performance - Cash Generation - Prudent Growth

GenOn Energy - Steps to Close
Planned refinancing
Expect to replace each company’s revolving credit facilities in a new holding company facility
Address $1.8 billion of debt
MNA Senior Secured Term Loan ($307MM due 2013)
MNA Senior Notes ($850MM of 7.375% notes due 2013)
RRI Energy Secured Bonds ($279MM due 2014)
PEDFA Secured Notes ($371MM due 2036)
Mirant and RRI Energy stockholder approval
Regulatory approvals
Federal Energy Regulatory Commission (FERC)
Hart-Scott-Rodino (HSR) Review
New York State Public Service Commission
Filed April 23, 2010
Operational Performance - Cash Generation - Prudent Growth

Financial Highlights
($millions)
Change in Adjusted EBITDA principally attributable to
-
Lower realized value of hedges
-
Lower energy gross margins from Northeast generation
-
Lower net gains from sales of emissions allowances
Higher energy gross margins from Mid-Atlantic generation
Operational Performance - Cash Generation - Prudent Growth
Adjusted EBITDA 162 195
Q1
2010 2009

4.00
3.50
3.00
2.50
2.00
1.50
1.00
0.50
0.00
3.35
2.34
2.21
1.24
1.01
1.08
1.45
1.01
1.15
0.50
0.34
0
0.33
2004
2005
2006
2007
2008
2009
Q1'10

100%
95%
90%
85%
80%
84%
87%
89%
93%
2007
2008
2009
Q1 2010

Operations Highlights
Mirant’s safety incident rates remain at historically low levels
Commercial Availability, the percent of maximum achievable energy gross margin that was realized in the period, continues to improve
Commercial Availability
Safety Incident Rates
Lost Time Incident Rate
Lost Time EEI Top Quartile Benchmark
Recordable Incident Rate
Recordable EEI Top Quartile Benchmark

Market Update Since February
Operational Performance - Cash Generation - Prudent Growth
Near term (2010)
Natural gas prices decreased and currently trade around $4.50/mmBtu for the balance of the year
Power prices in PJM decreased
Northern Appalachian coal prices decreased modestly and trade around
$52/ton
Dark spreads decreased
Longer term (2011 – 2014)
Natural gas prices decreased and currently trade in a range of $5.40 to
$6.40/mmBtu
Power prices in PJM decreased
Northern Appalachian coal prices were relatively unchanged and are quoted in a range of $62– $75/ton
Dark spreads decreased

8%
12%
16%
20%
24%
28%
32%
36%
40%
2010 2011 2012 2013 2014
New York East N.California PJM East New England PJM RTO (ex. COMED)
Target Reserve range
Electricity Markets
Reserve Margins
Operational Performance - Cash Generation - Prudent Growth
Forecasted reserve margins incorporate the latest information from each ISO
Supply/demand imbalance is delayed, but the trend remains the same
Source:  Mirant forecasts

100%
80%
60%
40%
20%
0%
% Hedged1
2010 2
2011
2012
2013
2014
Power 3
Fuel

100%
80%
60%
40%
20%
0%
% Hedged1
2010 2
2011
2012
2013
2014
Power 3
Fuel

Hedge Levels
Based on Expected Total Generation
Operational Performance - Cash Generation - Prudent Growth
1. Positions as of April 13, 2010; shaded boxes represent net additions to prior guidance
2. 2010 represents period between May and December
3. Power hedges include hedges with both power and natural gas
Aggregate
Baseload Coal

Benicia
Pittsburg Power Plant
Contra Costa Power Plant
Pittsburg
Antioch
Marsh Landing Generating Station
Oakland
Potrero Power Plant
San Francisco

Marsh Landing Generating Station
Operational Performance - Cash Generation - Prudent Growth
By Q3 2010, we expect
Issuance of permits
Draft Air Permit issued by the Bay
Area Air Quality Management
District on March 29, 2010
California Energy Commission Staff
Assessment issued on
April 23, 2010
CPUC approval of the PPA
Project financing to close

Marsh Landing Generating Station (Cont.)
Operational Performance - Cash Generation - Prudent Growth
All-in funding requirement is expected to be slightly above $700 million
Amount includes costs for construction, equipment, supplies, debt service reserve, capitalized interest, transmission upgrades and other capitalized costs
Construction expected to begin in late 2010 and to be completed by mid-2013
EPC contract with Kiewit signed on May 6, 2010

Financial Results
(millions, except per share amounts)
Operational Performance - Cash Generation - Prudent Growth
2010 2009
Net income 407 $    380 $
Unrealized gains on derivatives (352)     (254)
Lower of cost or market inventory adjustments, net 3           (12)
Other 3 1
Adjusted net income 61 115
Interest, taxes, depreciation & amortization 101 80
Adjusted EBITDA 162 $    195 $
Diluted weighted average shares outstanding 146       145
Earnings per share:
Net income 2.79 $   2.62 $
Adjusted net income 0.42 $   0.79 $
Q1

$400
$350
$300
$250
$200
$150
$100
$50
$0
$321
$353

	Q1 2010	Q1 2009
Energy	110	111
Contracted & Capacity	142	134
Realized Value of Hedges	69	108
Total Realized Gross Margin	321	353

14 Realized Gross Margin (millions) Operational Performance - Cash Generation - Prudent Growth

Adjusted Free Cash Flow
(millions, except per share amounts)
Operational Performance - Cash Generation - Prudent Growth
2010 2009
Net cash provided by operating activities 302 $    271 $
     Bankruptcy claim payments -            1
     Emission allowance sales proceeds 2           15
     Capitalized interest -            (2)
Adjusted net cash provided by operating activities 304       285
Capital expenditures, excluding capitalized interest (85)        (169)
Adjusted free cash flow 219       116
     MD Healthy Air Act capital expenditures 48         122
Adjusted free cash flow (w/o MD HAA) 267 $    238 $
     Diluted weighted average shares outstanding 146       145
Adjusted free cash flow per share (w/o MD HAA) 1.83 $   1.64 $
Q1

Consolidated Debt and Liquidity
(millions)
Operational Performance - Cash Generation - Prudent Growth
Debt
$        2,564
Cash and cash equivalents
Mirant Corporation 1,505 $
Mirant Americas Generation 20
Mirant North America 356
Mirant Mid-Atlantic 197
Other 27
Total cash and cash equivalents 2,105
Less restricted and reserved (11)
Available cash & cash equivalents 2,094
Revolver & LC availability 635
Total available liquidity 2,729 $
March 31, 2010

Capital Expenditures
(millions)
Maryland Healthy Air Act spending prior to 2010 totaled approximately $1.405 billion
Normalized maintenance CapEx of $50 million to $60 million per year
Other environmental expenditures include the remaining $33 million deposited in escrow for control of small dust particles as a result of the Potomac River agreement
Operational Performance - Cash Generation - Prudent Growth
2010
1
2011
Environmental
Maryland Healthy Air Act 269 $      - $
Other 10 29
Maintenance 105 48
Construction
Marsh Landing Generating Station 47 185
Other 31 43
Other 18 11
Total Capital Expenditures
2
480 $      316 $
1
Includes actuals for January through March
2
Excludes capitalized interest unrelated to the Marsh Landing project financing
Forecast

Takeaways
Creation of GenOn Energy will deliver significant value to stockholders
Hedging cushioned Mirant in Q1 2010 from the effects of relatively low commodity prices
The supply/demand balance is forecasted to tighten, although at a slower pace than previously projected
Mirant continues to make progress to permit, finance and commence construction of its Marsh Landing generating facility later in 2010
Operational Performance - Cash Generation - Prudent Growth

Dickerson Generating Station Appendix

Federal NOL Update
Operational Performance - Cash Generation - Prudent Growth
Mirant’s estimated Federal NOL balance at December 31, 2009 was $2.7 billion
An “ownership change” requires Mirant to reset  the limitation that determines how much annual taxable income may be offset by its NOLs in future years
An ownership change occurs if there is an increase of more than 50 percentage points in the ownership of Mirant stock held by large Mirant shareholders from the date of a previous ownership change
New limitation depends on Mirant stock value on the ownership change date and an interest rate determined by the IRS
We expect that Mirant will experience an “ownership change” for federal income tax purposes  on the closing date of the proposed merger with RRI
Energy
RRI Energy has advised us that they expect RRI Energy to experience an ownership change on the closing date of the merger as well

Federal NOL Update (Cont.)
Operational Performance - Cash Generation - Prudent Growth
Assuming the shares of Mirant and RRI Energy are at or near current prices on the closing date of the proposed merger, Mirant expects that
The combined company, GenOn Energy, will be unable to use any pre merger NOLs for the first 5 years following the merger
Thereafter, assuming sufficient taxable income, GenOn will be able to use approximately $100MM – $125MM per year of pre merger NOLs until such NOLs expire
Based on current commodity price forecasts, Mirant expects that GenOn Energy will pay only federal Alternative Minimum Tax and  certain state income taxes during the 5 years immediately following the merger
Mirant‘s Board of Directors has extended its stockholder rights plan and the plan was approved at its 2010 Annual Meeting of Stockholders held on May 6, 2010
There is no assurance that the stockholder rights plan will prevent an ownership change prior to the closing date of the proposed merger

Additional Hedge Information
Operational Performance - Cash Generation - Prudent Growth
1 Projected as of April 13, 2010
2 Power hedges include hedges with both power and natural gas
3 Realized Value of Hedges are nominal values and do not include certain adjustments required under fair value accounting
($millions)
Q1
2010
Q1
2009 2010 2011 2012 2013 2014
Power
2
84 $    129 $
437 $  234 $  174 $  168 $  159 $
Fuel (15)      (21)      (61)      (31)      (34)     (10)     1
Realized Value of Hedges 69 $    108 $  376 $  203 $  140 $  158 $  160 $
Actual Projected
1,3
May-Dec 2010 2011 2012 2013
2.45 $          2.80 $          3.32 $          3.28 $
Average contract price of hedged coal before delivery
($/mmBtu)

Quarterly Generation by Dispatch Type
Operational Performance - Cash Generation - Prudent Growth
Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%) Net MW
Net MWh
Generated EAF (%) (1)
Net Capacity
Factor (%)
Baseload
MidAtlantic 2,729 3,972,167 84.0 67.4 2,765 3,726,363 82.8 62.4
Northeast 238 364,410 96.4 70.9 238 365,210 94.6 71.1
California 0 0
Total Baseload 2,967 4,336,577 85.0 67.7 3,003 4,091,573 83.8 63.1
Intermediate
MidAtlantic 1,400 54,692 37.4 1.8 1,400 104,373 35.1 3.5
Northeast 2,265 8,876 93.1 0.2 2,265 534,029 96.1 11.0
California 2,191 123,267 83.2 2.6 2,191 175,646 81.6 3.7
Total Intermediate 5,856 186,835 76.1 1.5 5,856 814,048 76.1 6.4
Peaking
MidAtlantic 1,065 6,360 92.5 0.2 1,065 31,007 91.4 1.2
Northeast 32 386 92.6 0.6 32 306 97.9 0.5
California 156 (155) 96.1 0.0 156 232 92.6 0.1
Total Peaking 1,253 6,591 92.9 0.2 1,253 31,545 91.7 1.0
Total Mirant 10,076 4,530,003 81.0 20.5 10,112 4,937,166 80.5 22.3
(1) Equivalent Availability Factor - the total hours a unit is available in a period minus the sum of all full and partial outage equivalent expressed as a percent of all hours in a period.
Generation by Dispatch Type
First Quarter 2010 First Quarter 2009

Equivalent Forced Outage Rate (EFOR)
EFOR  =
Forced Outage Hours
Forced Outage Hours + Service Hours
Operational Performance - Cash Generation - Prudent Growth
2010 2009
Mid-Atlantic Baseload Coal 5% 10%
Q1

Northeast
2,535 MW
Bowline
Kendall
Canal
Martha's Vineyard
California
2,347 MW
Pittsburg
Contra
Costa
Potrero
Dickerson
Chalk Point
Potomac River
Morgantown
Mid Atlantic
5,194 MW

25 Mirant Operations 10,076 MW Power plants sized by capacity Operational Performance - Cash Generation - Prudent Growth

Bowline
Lovett
Boston
Canal
N.Y.C.
Pittsburg
San Francisco
Contra Costa
Dickerson
Chalk Point
Washington, DC
Morgantown

Development Opportunities
• Potential to add 2,500 – 3,500 MWs of capacity
Entered into ten-year Power Purchase Agreement with
PG&E for new 760 MW Marsh Landing Generating Station
California
Northeast
Mid Atlantic
• Potential to add 1,000 –
1,500 MWs of capacity
• Potential to add 4,000 –
5,000 MWs of capacity
Operational Performance - Cash Generation - Prudent Growth

Share Count
(millions)
Operational Performance - Cash Generation - Prudent Growth
Weighted average shares outstanding - basic 145 145
Effect of dilutive securities 1 0
Weighted average shares outstanding - diluted 146 145
Shares outstanding at quarter end - basic 145 145
Effect of dilutive securities 1 0
Shares outstanding at end of quarter - diluted 146 145
March 31, 2009
Three Three
Months Ending Months Ending
March 31, 2010

Regulation G Reconciliation
Operational Performance - Cash Generation - Prudent Growth
(in millions except per share)
Per Share
1
Per Share
1
Net Income 407 $       2.79 $         380 $       2.62 $
Unrealized gains (352) (2.41) (254) (1.75)
Lower of cost or market inventory adjustments, net 3 0.02 (12) (0.08)
Other 3 0.02 1 -
Adjusted Net Income 61 $         0.42 $         115 $       0.79 $
Provision for income taxes - 8
Interest expense, net 50 36
Depreciation and amortization 51 36
Adjusted EBITDA 162 $       195 $
1
Per share amounts for 2010 are based on diluted weighted average shares outstanding of 146 million. Per share amounts for 2009 are based on diluted weighted average shares outstanding of 145 million.
Table 1
Net Income to Adjusted Net Income and Adjusted EBITDA
Quarter Ending Quarter Ending
March 31, 2010 March 31, 2009

Regulation G Reconciliation
(in millions)
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) 439 $       (2) $           2 $              (32) $            - $                 407 $
Unrealized (gains) losses (346)         4                 -                 (10)                -                    (352)
Lower of cost or market inventory adjustments, net 5               -                 -                 (2)                  -                    3
Other -               -                 -                 3                   -                    3
Adjusted Net Income (Loss) 98 $         2 $              2 $              (41) $            - $                 61 $
Interest expense, net 1               -                 -                 49                 -                    50
Depreciation and amortization 33            6                 8                 4                   -                    51
Adjusted EBITDA 132 $       8 $              10 $           12 $              - $                 162 $
Table 2
Adjusted Net Income (Loss) and Adjusted EBITDA
Quarter Ending March 31, 2010
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Mid-
Atlantic Northeast California
Other
Operations Eliminations Total
Net Income (Loss) 385 $       30 $           3 $               (39) $            1 $                   380 $
Unrealized (gains) losses (243)         (26)             -             15                 -                      (254)
Lower of cost or market inventory adjustments, net 4               (1)                1                  (16)                -                      (12)
Other -                1                 -                  -                   -                      1
Adjusted Net Income (Loss) 146 $       4 $              4 $               (40) $            1 $                   115 $
Provision for income taxes -                -                 -                  8                   -                      8
Interest expense, net 1               -                 1                  34                 -                      36
Depreciation and amortization 24            4                 5                  3                   -                      36
Adjusted EBITDA 171 $       8 $              10 $            5 $                1 $                   195 $
Table 3
Adjusted Net Income (Loss) and Adjusted EBITDA
Quarter Ending March 31, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 92 $                  (3) $          - $        21 $            - $            110 $
Contracted & capacity 89                     23            30            -               -                142
Realized value of hedges 57                     12            -           -               -                69
Realized gross margin 238                   32            30            21                -                321
Unrealized gross margin 346                   (4)             -           10                -                352
Gross margin 584 $                28 $         30 $         31 $            - $            673 $
(in millions)
Mid-Atlantic Northeast California
Other
Operations Eliminations Total
Energy 72 $                  15 $         - $        27 $            (3) $               111 $
Contracted & capacity 85                     22            27            -               -                134
Realized value of hedges 107                   1               -           -               -                108
Realized gross margin 264                   38            27            27                (3)                  353
Unrealized gross margin 243                   26            -           (15)               -                254
Gross margin 507 $                64 $         27 $         12 $            (3) $               607 $
Gross Margin
Quarter Ending March 31, 2010
Table 4
Quarter Ending  March 31, 2009
Operational Performance - Cash Generation - Prudent Growth

Regulation G Reconciliation
(in millions)
Gross margin 673 $                       607 $
Unrealized gross margin (352)                         (254)
Lower of cost or market inventory adjustments, net 3                              (12)
Adjusted gross margin 324                          341
Operations and maintenance expenses (166)                         (162)
Lovett shutdown costs -                              1
Merger-related costs 2                              -
Adjusted operations and maintenance expenses (164)                         (161)
Gain on sales of emissions allowances, net 2                              15
Other, net (1)                             -
Bankruptcy charges and legal contingencies 1                              -
Adjusted EBITDA 162 $                       195 $
Table 5
Gross Margin to Adjusted EBITDA
Quarter  Ending Quarter  Ending
March 31, 2010 March 31, 2009
Operational Performance - Cash Generation - Prudent Growth